Zodiac Exploration Inc.

TSX VENTURE: ZEX

October 9, 2013

Zodiac Exploration Inc. Announces Acquisition of Muskwa Resources Ltd.

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac") (TSXV:ZEX) announces that it has entered into a definitive agreement (the "Acquisition Agreement") with Muskwa Resources Ltd. ("Muskwa") whereby Zodiac has agreed, subject to certain conditions, to acquire all of the issued and outstanding common shares ("Muskwa Shares") of Muskwa (the "Acquisition"). Muskwa is a private oil and gas company incorporated in 2008 with approximately 54,240 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations, and pending asset acquisitions in Montana from Jackfish Exploration Inc. ("Jackfish") and Tanglewood Energy Inc. ("Tanglewood") that will add up to approximately 24,000 net acres of land upon satisfaction of certain conditions under the agreements relating to the Jackfish and Tanglewood acquisitions, including satisfaction of the earning conditions under the Jackfish Farmin Agreement (as defined herein).

The Acquisition is expected to be completed by way of an amalgamation and is subject to customary approvals, including approval by Muskwa shareholders and the approval of the TSX Venture Exchange. Closing of the Acquisition is expected to occur on or prior to November 30, 2013.

Transaction Highlights:

Alberta Assets of Muskwa:

•	Muskwa is a top holder of Duvernay rights in Alberta with a total of 54,240 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations (49,760 contiguous 100% working interest acres in the Duvernay light oil resource window) plus an option to acquire up to an additional 6,880 acres
•	Muskwa's land position has significant stacked resource potential in the Duvernay, Nordegg, Montney and Beaverhill Lake formations
•	GLJ Petroleum Consultants Ltd. ("GLJ") has provided Muskwa with an evaluation (the "GLJ Report") dated October 25, 2012 and effective as of June 30, 2012 in accordance with the requirements of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") on the undiscovered petroleum initially-in-place on the 39,680 acres of lands held by Muskwa at such time. Using the same methodology as GLJ utilized in the preparation of the GLJ Report, a member of Muskwa's management team, who is a qualified reserves evaluator for the purposes of NI 51-101, has provided an estimate of the undiscovered petroleum initially-in place effective as of December 31, 2012 for the additional 11,520 acres acquired by Muskwa since the date of the GLJ Report, which estimates are set forth as follows:

Undiscovered Petroleum Initially-in-Place(1)
Formation	Estimate	GLJ Report (STB '000)(4)	Muskwa Internal Estimate(3) (STB '000) (4)	Total (STB '000) (4)
Duvernay	Low Estimate(5)	434,116	142,132	576,248
	Best Estimate(5)	868,232	284,275	1,152,507
	High Estimate(5)	1,519,407	497,473	2,016,880

Middle Nordegg	Low Estimate(5)	120,401	70,713	191,114
	Best Estimate(5)	229,941	122,412	352,362
	High Estimate(5)	344,912	183,635	528,547

Lower Nordegg	Low Estimate(5)	192,076	117,311	309,387
	Best Estimate(5)	320,126	195,517	515,643
	High Estimate(5)	512,212	312,828	825,030

Notes:

1.	Undiscovered Petroleum Initially-in-Place is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Further sub-categorization of the reported resources volumes was not possible at the time the foregoing estimates were made as a recovery project could not be defined for such resource volumes. See "Cautionary Statements" below.
2.	The GLJ Report is dated October 25, 2012 and effective as of June 30, 2012.
3.	The Muskwa internal estimate was prepared on January 15, 2013 with an effective date as of December 31, 2012 and was prepared by a member of management who is a qualified reserves evaluator for the purposes of NI 51-101, using the same methodology as utilized by GLJ in its preparation of the GLJ Report.
4.	STB = stock tank barrels. Figures reported in thousands of stock tank barrels of oil.
5.	See "Cautionary Statements" below for further information in respect of the definitions of "low estimate", "best estimate" and "high estimate".

•	Industry has spent over $6 billion on land, corporate acquisitions and wells on the Duvernay play
•	Significant interest and activity exists in the area in which Muskwa holds land with over 90 wells drilled by large producers actively proving up the Duvernay light oil window with commercial results and there have been several recent commercial discoveries in the Duvernay light oil window to the south of Muskwa's land position

Jackfish Assets (Montana)

•	Muskwa has entered into a definitive purchase and sale agreement dated October 3, 2013 with Jackfish whereby Muskwa will acquire, prior to closing of the Acquisition and subject to customary closing conditions, the entire interest of Jackfish under a farm-in agreement to which Jackfish is currently a party (the "Jackfish Farm-in Agreement") whereby, assuming closing of the transaction with Jackfish, Muskwa will have the right to farm-in on approximately 12,000 gross acres (9,000 net acres after earning is completed under the farm-in agreement) located in southern Montana, USA which management of Zodiac and Muskwa believe are prospective for light oil in the Grey Bull (Cretaceous) formation

•	Zodiac has reviewed the 2D seismic results for the channel play in the Grey Bull formation at a depth of approximately 1,500 meters and is encouraged by these results
•	Assuming completion of the transactions, Zodiac plans to shoot a 3D seismic program and drill two evaluation wells by June 30, 2014 and will be required to do so in order to fulfil the earning requirements under the Jackfish Farm-in Agreement
•	Management of Muskwa and Zodiac believe that the acquisition of the Jackfish assets is a low cost exploration opportunity (approximately US$600,000 to drill, test, complete and equip wells on the lands comprising the Jackfish assets)

Tanglewood Assets (Montana)

•	Muskwa has entered into a definitive purchase and sale agreement dated October 7, 2013 with Tanglewood whereby it is proposed that Muskwa will acquire, prior to closing of the Acquisition and subject to customary closing conditions, approximately 30,000 gross acres (15,000 net acres) located in northern Montana
•	Zodiac has reviewed the 3D seismic results for a Nisku play at approximately 1,500 meters and is encouraged by these results
•	Management of Muskwa and Zodiac believe that the acquisition of the Tanglewood assets is a low cost exploration opportunity (approximately US$600,000 to drill, test, complete and equip wells on the lands comprising the Tanglewood assets) adjacent to existing production in the prospective Devonian horizons

Pro-forma Highlights

•	Large conventional and unconventional light oil asset base across several regions of North America provides excellent diversification
•	Conventional light oil assets offer potential for near term light oil production and cash flow to maintain financial flexibility
•	Based on the GLJ Report and the management resource estimates set forth above, Muskwa and its assets provide a multi-billion barrel, unconventional light oil resource opportunity in North America's prolific shale regions
•	Drill-ready prospects in Montana provide potential near-term production catalysts
•	Addition of proven technical and management team members to assist in the growth of Zodiac

Detailed Asset Overview:

Alberta Assets (100% working interest)

Zodiac is particularly excited about the acquisition of Muskwa's material prospective acreage position in the Duvernay formation. Often cited as Canada's answer to the prolific Eagle Ford shale in the United States, the Duvernay formation is estimated, as of June 2012, by the Alberta Geological Survey to have 443 tcf of natural gas and 73 billion barrels of oil and natural gas liquids in place.

There have been numerous significant commercial results over recent months in the Kaybob area to the South of Muskwa’s land position. In 2012, Athabasca Oil Corporation announced a well into the light oil window of the Duvernay that had initial 30 day production of 780 boe/d (Athabasca corporate presentation at Barclays CEO Energy-Power Conference, September 12, 2013). Encana Corporation recently announced a well in the area with a production test in excess of 2,000 boe/d (Encana press release, May 28, 2013). Trilogy Energy Corp. recently announced exciting results from a four well pad with average production test rates of 1,940 boe/d (Trilogy press release, September 26, 2013).

There has also been extensive acquisition activity in the area as well. Previous transactions in the Duvernay include the joint venture between Encana Corporation and a wholly-owned subsidiary of PetroChina Company Limited involving 445,000 acres at an implied purchase price of $9,800/acre (including carry) (Encana press release, December 13, 2012), Shell’s acquisition of 29,760 acres of Duvernay rights from Lightstream Resources Ltd. (formerly PetroBakken Energy Ltd.) for $82.5 million ($2,772/acre) (Lightstream press release, April 11, 2012) and Sonde Resources Corp.’s sale of 24,383 acres of Duvernay acreage for $75 million ($3,125/acre) (Sonde Resources press release, February 8, 2012).

Jackfish Assets (Montana) (75% working interest after earning)

Muskwa has entered into a definitive purchase and sale agreement dated October 3, 2013 with Jackfish (the "Jackfish Acquisition") to acquire the right to farm-in on approximately 12,000 gross acres in Montana pursuant to the Jackfish Farm-in Agreement which management of Muskwa and Zodiac believe are prospective for light oil in the Grey Bull formation. In connection with the Jackfish Acquisition, Muskwa will issue Jackfish 10,173,324 Muskwa Shares at a deemed value of $0.10 per Muskwa Share and will pay Jackfish C$385,000 in cash. One hundred percent of the shareholders of Jackfish have entered into voting support agreements with Muskwa pursuant to which they have agreed to vote their shares of Jackfish in favour of the Jackfish Acquisition. Muskwa anticipates closing the Jackfish Acquisition on or before October 11, 2013. Assuming completion of the Jackfish Acquisition by Muskwa and the Acquisition by Zodiac and Muskwa, Zodiac plans to execute a 3D seismic program over the coming months and to drill two evaluation wells to test a Grey Bull channel sand play on the Jackfish lands. Completion of the 3D seismic program and the drilling, testing and completion of two evaluation wells by June 30, 2014 will satisfy Zodiac's earning obligations under the Jackfish Farm-in Agreement and will allow Zodiac to earn a 75% working interest in 12,000 acres. It is a condition to closing of the Acquisition, in favour of Zodiac, that Muskwa shall have completed the Jackfish Acquisition.

Tanglewood Assets (Montana) (50% working interest)

Muskwa has entered into a definitive purchase and sale agreement dated October 7, 2013 with Tanglewood (the "Tanglewood Acquisition") to acquire approximately 15,000 net acres in Montana that management of Muskwa and Zodiac believe to be prospective for light oil in the Nisku formation. In connection with the Tanglewood Acquisition, Muskwa will issue Tanglewood 10,000,000 Muskwa Shares and pay Tanglewood C$100,000 in cash. Approximately sixty-seven percent of the shareholders of Tanglewood have entered into voting support agreements with Muskwa pursuant to which they have agreed to vote their shares of Tanglewood in favour of the Jackfish Acquisition. Muskwa anticipates closing the Tanglewood Acquisition on or before October 31, 2013. It is a condition to closing of the Acquisition, in favour of Zodiac, that Muskwa shall have completed the acquisition of the Tanglewood assets. In connection with the closing of the Tanglewood Acquisition, Muskwa intends to acquire 3-D seismic ("Tanglewood Seismic") covering thirty-nine square miles of the Tanglewood assets from a company controlled by the President and Chief Executive Officer of Zodiac for consideration consisting of 800,000 Muskwa Shares.

Management and Board Additions:

Lee Pettigrew, a current director of Muskwa, will be joining Zodiac's Board of Directors upon completion of the Acquisition. Mr. Pettigrew is currently President and Chief Executive Officer of Mercari Capital Corp., a private merchant bank, and brings more than 20 years of senior investment banking experience and capital markets expertise to the Muskwa Board. Mr. Pettigrew began his career on Wall Street with the First Boston Corporation. After joining Gordon Capital, he moved to Calgary in 1992 to co-head Gordon's energy practice. In 1995, he became one of 9 founding partners of Newcrest Capital Inc., where he headed the energy group and ran the Calgary office until the firm's $250 million sale to TD Bank. After serving as a Managing Director of TD Securities for 2 years, Mr. Pettigrew became a founding partner and largest shareholder of Orion Securities and played a major part in the growth of the firm until its sale to Macquarie Bank. After serving as a Managing Director of Macquarie for 2 years, he left to pursue early stage energy merchant banking. Mr. Pettigrew is a graduate (with distinction) of the Richard Ivey School of Business Administration at the University of Western Ontario.

It is expected that in connection with closing of the Acquisition, three members of Muskwa’s management team, Rick Jackson, Max Zureski and David Bilenduke, will join Zodiac in management roles.

Rick Jackson, P. Eng., is the current President and Chief Executive Officer of Muskwa. Mr. Jackson is an experienced engineer and manager, with over 30 years' industry experience. He spent 28 years with Chevron Canada managing operations with over 25,000 boe/d of production and annual operating budgets in excess of $40 million. He has hands on experience in production, completions, facilities and reservoir evaluations. Mr. Jackson held key positions in Strategic Planning and New Ventures at Chevron. With these responsibilities, he identified, evaluated and closed on several major initiatives. In his final years at Chevron, Mr. Jackson was the lead negotiator for divestiture of all of Chevron's Canadian assets.

Max Zureski, CA, CBV, is the current Chief Financial Officer and Vice President, Finance of Muskwa. Mr. Zureski has 15 years of experience in accounting and finance. He began his career at Deloitte, obtaining his Chartered Accountant and Chartered Business Valuator designations. During his time at Deloitte, Mr. Zureski worked extensively on various energy assignments, domestically and internationally. Mr. Zureski began in equity research and later investment banking with BMO Capital Markets with a focus on the oil & gas, pipeline and power sectors. He worked on numerous financings and merger and acquisition assignments. Mr. Zureski later worked as an equity research analyst covering the junior oil & gas and alternative energy sectors for an independent Canadian dealer.

Dave Bilenduke is the current Vice President, Exploration of Muskwa. Mr. Bilenduke has a 15 year career spanning both conventional and unconventional plays across the Western Canadian Sedimentary Basin. He has participated in unconventional startups from pilot to commercial rollout. He has held positions with increasing responsibility with Canadian Superior, Trident, and NuVista. Through Muskwa, Mr. Bilenduke went in-house at Daylight to help map that company's unconventional potential on its lands, and subsequently developed, mapped and recommended the lands acquired by Daylight that helped establish the company's Duvernay position. Mr. Bilenduke currently serves as Vice President, Exploration of Muskwa.

Board Approvals and Recommendations

In connection with Zodiac's review and consideration of the proposed Acquisition, Zodiac established a special committee (the "Special Committee") comprised of Mr. Graeme Phipps (Chair) and Mr. John Newman to oversee and supervise the Acquisition and the negotiation of the Acquisition Agreement. The Special Committee was formed as a result of Mr. Robert Cross, Chairman of the Board of Directors of Zodiac, also holding the position as Chairman of the Board of Directors of Muskwa. The Board of Directors of Zodiac has resolved, with Mr. Cross abstaining, based upon the recommendation of the Special Committee and the verbal fairness opinion of Zodiac's financial advisor as further described below, that the consideration to be paid by Zodiac pursuant to the Acquisition is fair, from a financial point of view, to the shareholders of Zodiac, and is in the best interests of the shareholders of Zodiac.

The Board of Directors of Muskwa has unanimously approved the Acquisition, with Mr. Robert Cross abstaining, and Muskwa has resolved to recommend that its shareholders vote in favour of the Acquisition. Holders of approximately thirty percent of the outstanding Muskwa Shares, including all of the directors and officers of Muskwa have entered into voting support agreements with Zodiac pursuant to which they have agreed to vote their Muskwa Shares in favour of the Acquisition.

Terms of the Acquisition Agreement:

Under the terms of the Acquisition Agreement, Muskwa has agreed to not solicit or initiate discussions regarding any other business combination or sale of material assets and has granted Zodiac the right to match any superior proposals. The Acquisition Agreement also provides for a mutual $300,000 non-completion fee payable to Zodiac or Muskwa, in certain circumstances, if the Acquisition is not completed.

The exchange ratio for the Muskwa Shares shall be one (1) common share of Zodiac ("Zodiac Share") for each issued and outstanding Muskwa Share. Additionally, all stock options ("Muskwa Options") and performance warrants ("Muskwa Performance Warrants") of Muskwa will be assumed by Zodiac and entitle the holders thereof to acquire an equivalent number of Zodiac Shares for a period of twelve months from the closing date of the Acquisition. All of the outstanding warrants to purchase Muskwa Shares ("Muskwa Warrants") will entitle holders to acquire an equivalent number of Zodiac Shares in accordance with their terms.

The Zodiac Shares issued in exchange for the Muskwa Shares pursuant to the Acquisition (the "Escrowed Shares"), other than Muskwa Shares issued upon conversion of currently outstanding convertible securities of Muskwa and Muskwa Shares issuable pursuant to the Jackfish Acquisition and the Tanglewood Acquisition, will be subject to voluntary escrow provisions. Upon closing of the Acquisition, 15% of the Escrowed Shares will be immediately released from escrow with a further 15% of the Escrowed Shares to be released from escrow every three months thereafter.

Pursuant to the terms of the Acquisition Agreement, Zodiac has agreed to provide Muskwa with a bridge loan in the amount of $2,000,000 to assist Muskwa with the funding of certain operational expenses in connection with its exploration activities as well as certain of its general and administrative expenses. The bridge loan has a term of 180 days, an interest rate of six percent per annum and is secured against all of the present and after acquired property of Muskwa.

Closing of the Acquisition is anticipated to occur on or before November 30, 2013. It is anticipated that Muskwa will obtain approval for the Acquisition from the shareholders of Muskwa by way of written consent resolution or, in the alternative, at a special meeting of shareholders of Muskwa to be called to consider the Acquisition.

Current Capitalization of Muskwa:

Muskwa currently has 55,538,827 Muskwa Shares issued and outstanding, 5,704,000 Muskwa options outstanding at a weighted average exercise price of $0.20 per Muskwa Share, 2,704,400 Muskwa performance warrants outstanding at a weighted average exercise price of $0.10 per Muskwa Share and 30,183,249 Muskwa warrants outstanding at a weighted average exercise price of $0.37 per Muskwa Share. Muskwa will issue 10,173,324 Muskwa Shares as part of the Jackfish Acquisition and will issue a further 10,000,000 Muskwa Shares as part of the Tanglewood Acquisition plus an additional 800,000 Muskwa Shares pursuant to the acquisition of the Tanglewood Seismic. Muskwa currently has $495,500 due to certain Muskwa shareholders pursuant to shareholder loans ("Muskwa Shareholder Loans") and a $250,000 promissory note ("Muskwa Promissory Note") the aggregate principal amount and all accrued and unpaid interest which shall be converted into Muskwa Shares immediately prior to closing of the Acquisition at $0.10 per Muskwa Share. Muskwa also has outstanding $165,000 aggregate principal amount of convertible debentures which will convert into Muskwa Shares in accordance with their terms of $0.10 per unit immediately prior to closing of the Acquisition. Each unit will consist of one (1) Muskwa Share and one-quarter of one (1/4) share purchase warrant exercisable at $0.40 per Muskwa Share for a period of two years from the date of issuance. Additionally, Muskwa has outstanding $500,000 aggregate principal amount of 10% convertible debentures due February 5, 2014, which debentures are convertible into units at $0.30 per unit with each unit comprised of one (1) Muskwa Share and one-half of one (1/2) share purchase warrant exercisable at $0.60 per Muskwa Share until February 5, 2015. The Muskwa II Convertible Debentures will be assumed by Zodiac in connection with the closing of the Acquisition.

In aggregate, immediately before the completion of the Acquisition, Muskwa will have 84,921,329 Muskwa Shares issued and outstanding, 30,595,749 Muskwa warrants outstanding at a weighted average price of $0.37 per Muskwa Share, 5,704,000 Muskwa options outstanding at an exercise price of $0.20 per Muskwa Share and 2,704,000 Muskwa performance warrants outstanding at an exercise price of $0.10 per Muskwa Share.

Zodiac Financial Advisor:

In reaching its decision with respect to the recommendation of the Acquisition, the Special Committee relied on, among other things, a fairness opinion ("Fairness Opinion") of Canaccord Genuity Corp. ("Canaccord"), the independent financial advisor to the Special Committee with respect to the Acquisition. The Fairness Opinion provided by Canaccord indicates that, as at October 3, 2013, and subject to the certain limitations, assumptions and qualifications as set forth in the Fairness Opinion, that the consideration to be paid by Zodiac pursuant to the Acquisition is fair, from a financial point of view, to the holders of Zodiac Shares.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

President and Chief Executive Officer

(403) 444-7844

Or

John Newman

Chief Financial Officer

(403) 444-7850

www.zodiacexploration.ca

Cautionary Statements

Forward-Looking Information and Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward looking statements and information concerning undeveloped land holdings; future drilling plans, business strategy, future development and growth opportunities, prospects, asset base, anticipated benefits from the Acquisition, the closing date of the Acquisition, closing of the Jackfish Transaction and the Tanglewood Transaction and the anticipated benefits therefrom and the attributes of the combined company following closing of the Acquisition. The forward-looking statements and information are based on certain key expectations and assumptions made by Zodiac, including expectations and assumptions concerning prevailing commodity prices and exchange rates, applicable royalty rates and tax laws; future well results, reserve and resource volumes; the timing of receipt of regulatory and securityholder approvals, success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. Although Zodiac believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Zodiac can give no assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. There are risks also inherent in the nature of the proposed Acquisition, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain the required securityholder, regulatory and other third party approvals.

This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed Acquisition and the anticipated timing for completion of the Acquisition. Zodiac has provided these anticipated times in reliance on certain assumptions that it believes is reasonable at this time, including assumptions as to the time required to prepare materials for the obtaining and receipt of Muskwa shareholder approval, the timing of receipt of the necessary regulatory approvals and the satisfaction of and time necessary to satisfy the conditions to the closing of the Acquisition. These dates may change for a number of reasons, including unforeseen delays in preparing such materials, inability to secure necessary regulatory approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Acquisition. In addition, there are no assurances the Acquisition will be completed. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Zodiac's, or the combined company's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Zodiac undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Resource Disclosure

Resources encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. "Total resources" is equivalent to "Total Petroleum Initially-In-Place". Total Petroleum Initially-In-Place or "TPIIP" is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. Undiscovered Petroleum Initially-In-Place ("UPIIP") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources" and the remainder as "unrecoverable." In this press release, the disclosed UPIIP has not been further subcategorized into prospective resources and unrecoverable resources as a recovery project could not be defined for such resource volumes at the time of estimate. There is no certainty that any portion of the UPIIP disclosed in this press release will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the UPIIP. A significant positive factor to the resource estimate is positive historical drilling results by other industry participants within the same formation of interest. Potential negative factors include access to the substantial amount of capital which would be required to develop the resources, low commodity prices that would curtail the economics of development and the future performance of wells, regulatory approvals, access to the required services at the appropriate cost and topographic or surface restrictions. As with any resource estimate, the evaluation will change over time as new information becomes available.

Uncertainty ranges are described by the Canadian Oil and Gas Evaluation Handbook as low, best and high estimates for reserves and resources as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

Information Regarding Public Issuers

Certain information contained in this press release relating to other reporting issuers is taken from and based solely upon information published by those issuers. In addition, certain information contained in this press release was obtained from public sources. Zodiac has not independently verified the accuracy or completeness of any such information and readers are cautioned accordingly. Readers should review the original sources of such information as provided in the press release, including the additional cautionary statements and disclosures included in such sources.

Well Data and Analogous Information

The information set forth concerning the well data and results of other industry participants and land sale valuations under the heading "Detailed Asset Overview – Alberta Assets" may constitute analogous information for the purposes of NI 51-101. The date and source of such information is set forth proximate to the relevant disclosure. The well data and results of such other industry participants concern the same formation in which Muskwa has an interest and in which Zodiac, assuming completion of the Acquisition, will have an interest. The land sale valuations of such other industry participants concern land that is in close proximity to the land in which Muskwa has an interest and in which Zodiac, assuming completion of the Acquisition, will acquire an interest. To the extent such information constitutes analogous information, Zodiac and Muskwa are unable to confirm that such information was prepared by a qualified reserves evaluator or auditor in accordance with the COGE Handbook and therefore, the reader is cautioned that such information set forth in this press release may be in error and/or may not be analogous to the formation and lands in which Muskwa has an interest, and in which Zodiac, assuming completion of the Acquisition, will acquire an interest.

Initial Production Rates

Initial production rates and well test rates of other industry included in this press release may not be indicative of sustained production rates from the properties or the reserves recoverable therefrom.